NANOMETRICS INCORPORATED

1550 Buckeye Drive

Milpitas, California 95035

tel. (408) 435-9600

VIA EDGAR AND FACSIMILE

June 16, 2006

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, NW

Washington, DC 20549-1004

Re:	Nanometrics Incorporated
Registration Statement on Form S-4 (File: 333-133033)

Ladies and Gentlemen:

Pursuant to Rule 461(a) of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) for Nanometrics Incorporated (the “Company”) so that such Registration Statement will be declared effective at 12 p.m., Eastern Time, on Monday, June 19, 2006, or as soon thereafter as practicable.

The Registrant hereby acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise the undersigned and the persons indicated on the cover of the Registration Statement when the order permitting such Registration Statement to become effective is issued.

Sincerely, NANOMETRICS INCORPORATED

By:	/s/ Quentin Wright
Quentin Wright Chief Accounting Officer